UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 5)*

                      CHEMICAL FINANCIAL CORPORATION
                             (Name of Issuer)

                        COMMON STOCK $10 PAR VALUE
                      (Title of Class of Securities)

                                16373110-2
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The filing of this schedule shall not be construed as an admission by Chemical Bank and Trust Company that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purposes, the beneficial owner of any securities covered by this schedule.








CUSIP No. 16373110-2          13G

___________________________________________________________________________

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

            Chemical Bank and Trust Company - Trust Department
___________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group
     (a)  [   ]
     (b)  [   ]
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Citizenship or Place of Organization            Midland, Michigan
___________________________________________________________________________

     Number of           (5)  Sole Voting Power                849,708
     Shares Beneficially __________________________________________________
     Owned by
     Each                (6)  Shared Voting Power                    0
     Reporting           __________________________________________________
     Person With
                         (7)  Sole Dispositive Power           920,574
                         __________________________________________________

                         (8)  Shared Dispositive Power          17,118
___________________________________________________________________________

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                          937,692
___________________________________________________________________________

(10) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares                                     [   ]
___________________________________________________________________________

(11) Percent of Class Represented by Amount in Row 9            10.20%
___________________________________________________________________________

(12) Type of Reporting Person                                       BK
___________________________________________________________________________






ITEM 1(A). NAME OF ISSUER:

           Chemical Financial Corporation

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           333 East Main Street
           Midland, Michigan  48640

ITEM 2(A). NAME OF PERSON FILING:

           Trust Department of Chemical Bank and Trust Company

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           333 East Main Street
           Midland, Michigan  48640

ITEM 2(C). CITIZENSHIP:

           United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $10 par value

ITEM 2(E). CUSIP NUMBER:

           16373110-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,
           (b)  [X]  Bank as defined in Section 3(a)(6) of the Act,
           (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                     Act,
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,
           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),
           (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).




ITEM 4.    OWNERSHIP.

           (a)  Amount Beneficially Owned:  937,692 shares beneficially owned
           (b)  Percent of Class:  10.20%
           (c)  Number of Shares as to which such person has:
                (i)   Sole voting power:  849,708
                (ii)  Shared voting power:  0
                (iii) Sole dispositive power:  920,574
                (iv)  Shared dispositive power:  17,118

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.













                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CHEMICAL BANK AND TRUST
                                     COMPANY


Dated:  As of May 31, 1995         By /S/ BRUCE M. GOOM
                                      Bruce M. Goom
                                      Senior Vice President and
                                        Senior Trust Officer